UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                   FORM 6-K/A

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                DECEMBER 15, 2004

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                                   CRUCELL NV
             (Exact name of registrant as specified in its charter)


        P.O. BOX 2048 ARCHIMEDESWEG 4 2333 CN LEIDEN THE NETHERLANDS
                    (Address of principal executive offices)

                                    000-30962
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

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This amendment Form 6-K/A filing is being made due to a missing cover page and signature page, the original filing was timely filed on August 23, 2004

CRUCELL AND DSM ANNOUNCE PER.C6(R)LICENSING AGREEMENT WITH SYNERGENICS AND SYNCO BIO PARTNERS INVESTMENTS FOR PRODUCTION OF MONOCLONAL ANTIBODIES

LEIDEN/SITTARD, THE NETHERLANDS, AUGUST 20, 2004 - DUTCH BIOTECHNOLOGY COMPANY CRUCELL N.V. (EURONEXT, NASDAQ: CRXL) AND ALLIED CONTRACT MANUFACTURER DSM BIOLOGICS ANNOUNCED TODAY THAT CRUCELL HAS SIGNED A PER.C6(R) RESEARCH LICENSE AGREEMENT WITH SYNERGENICS LLC AND SYNCO BIO PARTNERS INVESTMENTS. THIS LICENSE AGREEMENT ALLOWS SYNERGENICS AND SYNCO, BOTH LED BY CHAIRMAN AND CEO WILLIAM J. RUTTER, TO USE THE PER.C6(R) CELL LINE FOR THE DEVELOPMENT OF THEIR MONOCLONAL ANTIBODIES FOR INFECTIOUS DISEASES.

"We are very pleased that our infectious diseases antibody pipeline will now benefit from the use of PER.C6(R) technology," said Dr Rutter. Prior to founding Synergenics and acquiring Synco, Dr Rutter served as Chairman of the board of Directors at Chiron Corporation, where he was also a co-founder.

Under the terms of the agreement, Crucell and DSM will receive an upfront payment and annual maintenance fees. Further financial details were not disclosed.

ABOUT CRUCELL

Crucell N.V. is a biotechnology company focused on developing vaccines and antibodies that prevent and treat infectious diseases, including Ebola, influenza, malaria and West Nile virus. The company's development programs include collaborations with Aventis Pasteur for influenza vaccines, the U.S. National Institutes of Health for Ebola and malaria vaccines, and GlaxoSmithKline (GSK), Walter Reed Army Institute of Research and New York University for a malaria vaccine. Crucell's products are based on its innovative PER.C6(R) technology, which offers a safer, more efficient way to produce biopharmaceuticals. The company licenses its PER.C6(R) technology to the biopharmaceutical industry on a mostly non-exclusive basis. Licensees and CMO partners include DSM Biologics, GSK, Centocor/J&J and Merck & Co., Inc. Crucell is headquartered in Leiden, The Netherlands, and is listed on the Euronext and NASDAQ stock exchanges (ticker symbol CRXL). For more information, please visit www.crucell.com.

ABOUT DSM BIOLOGICS

DSM Biologics, a business unit of the DSM Pharmaceutical Products business group, is one of the world's leading contract manufacturers of biopharmaceutical products, the latest generation of drugs, mainly on the basis of native molecules and produced with the help of cell cultures. The company is renowned for its experience in the use of a broad range of cell culture systems (microbial and mammalian) and its expertise in the field of purification techniques. Established in 1986, DSM Biologics currently employs about 450 people, who are based at the company's two sites, one in Groningen, the Netherlands (ca. 1,000 liters fermentor capacity and 6,000 m2) and one in Montreal, Quebec, Canada (ca. 6,500 liters fermentor capacity and presently 10,000 m2). DSM Biologics is a joint venture of DSM and Societe generale de financement du Quebec (SGF), an industrial and financial holding company, which carries out economic development projects, especially in the industrial sector, in cooperation with partners and in accordance with accepted requirements for profitability that comply with the economic development policy of the Government of Quebec. For more information, please visit www.dsmbiologics.com/.

ABOUT SYNERGENICS

Synergenics, LLC operates a consortium of commonly-owned but independent start-up biotech companies offering an innovative approach to science and business collaboration in the life sciences industry. Synergenics provides member companies with shared laboratory facilities and a wide range of experienced management and administrative services, creating true economies of scale. Synergenics was founded by life-science veteran William J. Rutter and is based in San Francisco, California.

ABOUT SYNCO BIO PARTNERS INVESTMENTS

Synco Bio Partners Investments is focused on the manufacture and development of biopharmaceuticals and has a track record of expertise in the production of recombinant proteins and microbial vaccines. Established in 2000 and privately owned, Synco collaborates with a number of leading biopharmaceutical companies. Approximately 100 employees are based at the company's headquarters and small-scale manufacturing facility in Amsterdam, NL. Here, Synco's activities include the manufacture of Active Pharmaceutical Ingredients for licensed products and clinical trials, and sterile filling and lyophilisation.

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on February 27, 2004, and the section entitled "Risk Factors". The company prepares its financial statements under generally accepted accounting principles in the United States.

For further information please contact:

Crucell N.V.
Elizabeth Goodwin
Director Investor Relations and Corporate Communications
Tel. +31 (0)71 524 8718
Fax.+31 (0)71 524 8935
e.goodwin@crucell.com

DSM Biologics
Marcel Lubben
Business Manager Licensing
Tel. + 31 (0)46 47 73343
Fax. + 31 (0)46 47 73179
marcel-m.lubben@dsm.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                      CRUCELL NV
                                       -----------------------------------------
                                                     (Registrant)

    DECEMBER 15, 2004                           /s/ ELIZABETH GOODWIN
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        (Date)                                    Elizabeth Goodwin
                                            Director Investor Relations and
                                              Corporate Communications